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Bruce K. Dallas

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2022 tel 650 752 3622 fax bruce.dallas@davispolk.com

June 21, 2013

Re:	Comcast Corporation Form 10-K for the year ended December 31, 2012 Filed February 21, 2013 File No. 1-32871

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Attn: Paul Fischer, Attorney-Advisor

Dear Mr. Fischer:

Comcast Corporation (the “Company”) is in receipt of the Staff’s comment letter dated June 18, 2013, relating to the above referenced Form 10-K.  As we discussed, this will confirm the Company’s request to extend the due date of its response to July 18, 2013.

Respectfully yours,

/s/ Bruce K. Dallas
cc:
Michael J. Angelakis, Vice Chairman and Chief
Financial Officer
Arthur R. Block, Senior Vice President,
General Counsel and Secretary
Lawrence J. Salva, Senior Vice President,
Chief Accounting Officer and Controller